FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Interim Business Report Covering the First Half of the 85th Fiscal Year

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 8, 2003

Commission File Number 09929

MITSUI & CO., LTD.
 (Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Japan
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     ☒         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                   No     ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

To Our Shareholders
Business Report
Operating Environment
Management Policies and Business Operations
Operating Performance
Trends in Company Performance (Non-Consolidated)
Trends in Company Performance (Consolidated)
Major Activities
Corporate Data
Major Offices
Number of Employees
Shares
Information on Directors and Corporate Auditors of the Company
Managing Officers
Balance Sheets
Statements of Income
Results of Operations (Consolidated Basis)
Condensed Consolidated Financial Statements
Condensed Consolidated Balance Sheets
Condensed Consolidated Statements of Income
Condensed Consolidated Statements of Cash Flows
Operating Segment Information (Unaudited)
Shareholder Information

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 8, 2003

MITSUI & CO., LTD.

By:	/s/ Tasuku Kondo

Name:	Tasuku Kondo
Title:	Executive Director
Senior Executive Managing Officer Chief Financial Officer

INTERIM BUSINESS REPORT

Enclosed Herewith Is Our Interim Business
Report Covering the First Half of the 85th
Fiscal Year.

MITSUI & CO., LTD.

Contents

To Our Shareholders	1
Business Report	2
Operating Environment
Management Policies and Business Operations
Performance
Trends in Company Performance (Non-Consolidated)
Trends in Company Performance (Consolidated)
Major Activities	5
Corporate Data	6
Major Offices
Number of Employees
Shares
Information on Directors and Corporate Auditors of the Company
Managing Officers
Balance Sheets and Statements of Income	10
Results of Operations (Consolidated Basis)	13
Condensed Consolidated Financial Statements	14
Condensed Consolidated Balance Sheets
Condensed Consolidated Statements of Income
Condensed Consolidated Statements of Cash Flows
Operating Segment Information	18
Shareholder Information	20

To Our Shareholders

We are pleased to present this report on the business activities of Mitsui & Co., Ltd. (Mitsui), to our shareholders, covering the period from April 1 through September 30, 2003 (the interim period of the Company’s 85th fiscal year).

     During the interim period under review, net income on a non-consolidated basis amounted to ¥6.4 billion, below the level for the same period of the previous fiscal year. However, on a consolidated basis, net income was ¥25.8 billion, representing an increase year on year. We plan to pay a dividend of ¥4 per common share for the interim period, the same as for the interim period of the previous year.

     As during the first half of the current fiscal year, the entire management and staff intend to continue to unite their efforts to enhance profitability. Accordingly, we look forward to your continuing support and assistance.

December 2003

Shoei Utsuda
President and Chief Executive Officer

Business Report

(For the interim period April 1, 2003, to September 30, 2003)

RESULTS OF OPERATIONS

OPERATING ENVIRONMENT

The interim period under review began with a high level of uncertainty about future trends because of concerns about the outbreak of war in Iraq and the SARS epidemic. However, by summer, both of these two concerns had largely receded in importance without having a major impact on the world economy. During the latter half of the period, the global economy began to move toward recovery, and, in Japan as well, there was a sense of slight improvement in economic conditions. In addition, stock prices worldwide began to rise, and, boosted by strong demand in China, international commodity prices—including those of crude oil, non-ferrous metals, and grains—exceeded the levels of the previous year.

     The war in Iraq and the SARS epidemic forced Japanese companies to pay more attention to the issue of security at their overseas offices and during business trips outside Japan. Other significant developments related to management included active discussions about corporate governance structures, and some companies adopted a “Committee System” under the revised Commercial Code of Japan. Along with these trends, issues of corporate social responsibility (CSR) and establishing better compliance systems also attracted attention.

     In the Japanese economy, the unemployment rate remained at a high level by historical standards and economic conditions were still challenging. But growth in exports to other countries in Asia, especially China, remained strong, and the markets for digital appliances, including LCD TV sets and digital cameras, continued to expand. Moreover, the recovery in stock prices provided support for the economy and contributed to an improvement in business confidence. Although concerns have been expressed again about the sharp appreciation of the yen since August, there are growing hopes that recovery led by domestic demands will begin in the near future as corporations continue to restructure their core businesses and develop new markets and financial institutions continue to take effective measures against non-performing loan problems.

MANAGEMENT POLICIES AND BUSINESS OPERATIONS

Mitsui’s Medium-Term Strategic & Financial Plan, issued in May 2001, sets the objective of becoming “the world’s strongest Comprehensive Business Engineering Enterprise.” To attain this goal, Mitsui is implementing policies to allocate its resources strategically, increase profitability, and create new value. Specific initiatives include the following:

1. Enhancing Systems to Earn the Trust and Confidence of Society

Mitsui is working to maximize shareholder value by fulfilling its responsibilities as a corporate citizen and meeting high standards of excellence for its work that will make it an indispensable business partner in Japan and the rest of the world. To attain these objectives, Mitsui is conducting its activities with the utmost commitment to achieving harmony between corporate profitability and social responsibility. Through continuing disclosure regarding its activities, Mitsui endeavors to respond to the trust of its shareholders, customers, and society. Each and every staff member shares this objective and is committed to contributing to Mitsui’s business position and performance as it moves into the 21st century.

2. Creating New Management Frameworks

While maintaining the delegation of authority to the operating level, which was achieved under the group president system introduced in the previous fiscal year, Mitsui has made the organizational changes described below, to support agile and strategic decision making, enhance transparency, and strengthen its business development and implementation capabilities.

     Specific measures adopted include the elimination of the group president system, resulting in a flatter organization that permits direct interfacing between the CEO and unit chief operating officers (unit COOs), and the expansion of the authority delegated to unit COOs to a level comparable with that of the former group presidents. Similarly, within the corporate administrative organization, Mitsui has eliminated certain bundlings of staff groups while also aiming for a more professional, smaller corporate organization.

3. Allocating Resources Strategically

Some of Mitsui’s key initiatives to allocate its resources strategically have included the following:

•	In the areas of natural resources and energy, Mitsui has invested in Valepar S. A., the controlling shareholder of Brazil’s Companhia Vale do Rio Doce, which is one of the world’s largest owners of iron ore resources and operates in various other mineral resources, and made the decision to proceed with the second phase of development of the Sakhalin LNG project.

•	Establishment of the Financial Markets Business Unit, which combines the financial expertise formerly dispersed throughout the Company into a single unit

•	Strengthening of food product distribution/logistics activities through an injection of capital into Sanyu Koami Co., Ltd.

•	In the field of emerging technologies, Mitsui has succeeded in bringing a biomass ethanol plant into operation in Brazil and established Nanotech Park in Tsukuba.

OPERATING PERFORMANCE

As a result of conditions in the operating environment and Mitsui’s own initiatives, the Company reported sales on a non-consolidated basis of ¥4,908.8 billion for the interim period under review, representing an increase year on year of ¥475.5 billion. This increase was supported by the expansion in transactions of the Machinery, Electronics & Information; Energy; Chemical; and other segments across the board.

     Gross profit expanded ¥2.9 billion year on year, to ¥106.7 billion, due primarily to growth in the Chemical; Energy; and Machinery, Electronics & Information segments.

     Although selling, general and administrative (SG&A) expenses rose, principally because of an increase in employee severance costs, the increase in SG&A expenses was offset by an increase in dividends received and other factors. As a result, ordinary profit for the interim period under review rose ¥8.0 billion, to ¥37.5 billion.

     During the interim period, Mitsui continued its review of loans and investments in affiliated companies. While continuing to report gains from the sale of investment securities, Mitsui also worked to maintain the soundness of its assets by recognizing evaluation losses on certain investment securities and making provisions for doubtful receivables. In addition, Mitsui recognized losses on the devaluation of tangible assets, related to certain real estate assets, including Company housing and dormitories earmarked for future sale. As a consequence, net extraordinary gains and losses amounted to a loss of ¥27.5 billion.

     As a result of the above factors, after the subtraction of current income taxes as well as adjustments for deferred income taxes, interim net income amounted to ¥6.4 billion, ¥2.1 billion lower than for the interim period of the previous fiscal year.

     For further information on consolidated financial performance, please see the table “Trends in Company Performance (Consolidated)” on the following page and “Condensed Consolidated Financial Statements” in the final section of this report.

Trends in Company Performance (Non-Consolidated)

	(Millions of Yen, except Net Income per Share)

	82nd	83rd	84th	85th
	Semiannual Year	Semiannual Year	Semiannual Year	Semiannual Year

Sales	¥5,117,338	¥4,647,381	¥4,433,304	¥4,908,778
Net Income	8,055	7,106	8,506	6,397
Net Income per Share	¥5.08	¥4.48	¥5.37	¥4.04

Notes: 1.	Net income per share was computed based on the average number of shares outstanding for the period. Beginning with the 84th semiannual year, the average number of shares for the period was calculated based on the number of shares issued minus treasury stock.

2.	Figures less than ¥1 million and figures less than ¥1/100 (in the case of net income per share) are truncated.

Trends in Company Performance (Consolidated)

(Unaudited)

	(Millions of Yen)

	82nd	83rd	84th	85th
	Semiannual Year	Semiannual Year	Semiannual Year	Semiannual Year

Total Trading Transactions	¥5,470,951	¥5,597,859	¥5,459,070	¥5,949,940
Operating Income	18,474	45,017	47,650	50,207
Net Income	24,063	23,418	24,789	25,822

Notes: 1.	These financial data have been prepared on the basis of accounting principles generally accepted in the United States of America (“U.S. GAAP”).
Total trading transactions and operating income for the interim period under review have been presented according to Japanese accounting practices for the convenience of Japanese investors. Total trading transactions represents the gross transaction volume or the nominal aggregate value of the sales contracts in which the Company and its subsidiaries act as principal and transactions in which the Company and its subsidiaries serve as agent.
Condensed consolidated financial statements can be found at the end of this report.

2.	In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the figures for the last three corresponding periods relating to discontinued operations have been reclassified.

3.	In consideration of a consensus relating to the presentation of gains and losses on derivative instruments held for trading purposes by the Emerging Issues Task Force under U.S. GAAP, all gains and losses on forward contracts held by certain foreign subsidiaries for trading purposes for crude oil and oil products, which are also derivatives, are shown net in total trading transactions effective April 1, 2003. In relation to this change, the figures for the last three corresponding periods have been restated.

Operating Income and Net Income (Consolidated)

Major Activities

To realize its objective of becoming “the world’s strongest Comprehensive Business Engineering Enterprise,” Mitsui will continue to implement the following business policies:

1. Strengthen Core Businesses

Mitsui is continuing to implement a policy of selectivity and concentration in the allocation of its corporate resources. As part of this policy, Mitsui is endeavoring to substantially strengthen its core businesses, which are its core sources of earnings. These comprise, in particular, resource development, including energy and metals, as well as chemicals, machinery and project engineering, steel, and foods.

2. Developing New Businesses

Mitsui is allocating its corporate resources to create next-generation sources of earnings with the aim of sustaining growth into the future. These activities include strengthening Mitsui’s capabilities for applying strategic business development methods, including the formation of alliances and M&A with partner companies in Japan and overseas, newly entering into a comprehensive range of outsourcing service businesses, carving out new business niches through applying cutting-edge biotechnology and nanotechnology, and making investments in venture businesses and ongoing concerns.

3. Increasing Consolidated Enterprise Value

Mitsui is strengthening its consolidated capabilities through optimal Group management by working closely with its associated companies.

     Specifically, beginning in spring 2003, Mitsui has been making a thorough review of the concentrated initiatives to evaluate associated companies now in progress and, while taking steps to strengthen its corporate grip, proceeding with a selective examination of its associated companies to focus on assets and businesses that will yield higher profitability.

4. Executing a Global Strategy

With the entry of China into the WTO, the presence of the Greater China Sphere—comprising mainland China, Hong Kong, and Taiwan—has been strengthened. Moreover, other countries in Asia, broadly defined, including AFTA (the ASEAN Free Trade Area), are aiming to further expand their markets by promoting free trade with Japan and the Greater China Sphere. Mitsui is aiming for global expansion in earnings through the concentrated allocation of human resources under the greater China representative system it instituted in April 2003, through the formation of alliances to create a broad range of business opportunities with the partner in these areas, and draw fully on its extensive network, which is the strongest in the region.

5. Implementing Management Reforms

Mitsui is moving forward on a Companywide basis with its Business Re-Engineering Project, which aims to review its business processes and achieve a balance between efficiency and internal controls. Through the implementation of this project, Mitsui aims to create new value by standardizing best practices throughout the Company, realizing greater productivity through the introduction of a common information infrastructure that will contribute to faster decision making and the sharing of synergies (knowledge).

     As part of this project, to strengthen business development capabilities and improve efficiency, Mitsui is planning a transition from the current management system in Japan—where its subsidiaries and branches operate as independent profit centers—to a profit center system organized by product along the lines of the operating units.

Corporate Data
(As of September 30, 2003)

MAJOR OFFICES

Head Office: Domestic Offices: Domestic Branches: Overseas Branches:	Chiyoda-ku, Tokyo Sapporo, Tohoku, Nagoya, Osaka, Hiroshima, Fukuoka Niigata, Nagano, Shizuoka, Hokuriku, Takamatsu Singapore, Kuala Lumpur, Manila

Note:	The Company has local overseas subsidiaries in various parts of the world (Mitsui & Co. (U.S.A.), Inc.; Mitsui & Co. Europe PLC; Mitsui & Co. (Middle East) E.C.; and Mitsui & Co., (Australia) Ltd.).

NUMBER OF EMPLOYEES

Number of employees:	6,070

Note: The above figure for the number of employees includes 1,148 people seconded to other companies. In addition to this staff, Mitsui employs 991 foreign nationals at its overseas offices and 2,279 foreign nationals at its overseas subsidiaries.

SHARES

(1) Total number of shares authorized	2,500,000,000
(2) Number of shares issued	1,583,674,837
(3) Number of shareholders	113,201

Information on Directors and Corporate Auditors of the Company
(As of November 2003)

Title	Name	Principal Position and Areas of Operation

Chairman and Executive Director	Nobuo Ohashi*

President and Chief Executive Officer	Shoei Utsuda*

Directors	Hiroshi Nagata*
	Kazumi Nakagawa*	Chief Compliance Officer
	Norio Shoji	Managing Director of Mitsui & Co. Europe PLC
	Tasuku Kondo*	Chief Financial Officer
Katsuto Momii*
Tetsuya Matsuoka*
Yasuo Hayashi*
Masataka Suzuki*
	Akishige Okada	Chairman of the Board, Sumitomo Mitsui Financial Group, Inc., and Chairman of the Board, Sumitomo Mitsui Banking Corporation

Corporate Auditors	Makoto Ejima
	Ko Matsukata	Advisor to Mitsui Sumitomo Insurance Company, Limited
Minoru Suzuki
	Yasutaka Okamura	Member of the Japan Federation of Bar Associations
Hiroshi Matsuura

Notes: 1.	Akishige Okada is the external Director, as provided for in Item 7-2, Clause 2, Article 188 of the Commercial Code of Japan. Ko Matsukata, Minoru Suzuki and Yasutaka Okamura are the external Corporate Auditors, as provided for in Clause 1, Article 18, of the “Law Concerning Special Measures under the Commercial Code with Respect to Audit, etc. of Corporations.” Makoto Ejima and Hiroshi Matsuura are the Corporate Auditors as provided for in Clause 2, Article 18, of the aforementioned law.

2.	Representative directors are indicated with an asterisk.

Managing Officers

Title	Name	Principal Position and Areas of Operation

President and Chief Executive Officer	Shoei Utsuda*	Chief Executive Officer

Executive Vice Presidents	Hiroshi Nagata*	Responsible for Inorganic Chemicals Unit, Performance Chemicals Unit, Petrochemicals Unit, and Plastics Unit
	Kazumi Nakagawa*	Chief Compliance Officer, Responsible for Personnel Division, Legal Division, General Affairs Division, Secretariat, Internal Auditing Division, International Security Trade Control Division, Global Environment Division
	Norio Shoji*	Managing Director of Mitsui & Co. Europe PLC

Senior Executive	Tasuku Kondo*	Chief Financial Officer, Responsible for Business Re-Engineering
Managing Officers	Katsuto Momii*	Responsible for Iron & Steel Products Unit, Iron & Steel Raw Materials Unit, Non-Ferrous Metals Unit, Energy Business Unit
	Tetsuya Matsuoka*	Responsible for Corporate Planning & Strategy Division, Corporate Communications Division, Corporate Administrative Division, eBusiness Development Department, Transportation Logistics Unit, Business Process Re-Engineering Division, Overall Administrative Divisions of Business Units, Financial Markets Business Unit, Chief Operating Officer, Business Re-Engineering
	Yasuo Hayashi*	Responsible for Electric Machinery, Plant & Project Business Unit, Telecommunications, Transportation & Industrial Systems Business Unit, Motor Vehicles, Marine & Aerospace Business Unit, Information Business Unit, and Electronics Business Unit
	Masataka Suzuki*	Responsible for Retail Unit, Foods Unit, Textile & Fashion Unit, General Merchandise Unit, Service Business Unit

Executive Managing	Toshihiko Sasahira	General Manager, Osaka Office
Officers	Gempachiro Aihara	Chief Representative of Mitsui & Co., Ltd., in China
	Yushi Nagata	Chief Operating Officer, Electric Machinery, Plant & Project Business Unit
	Jun Moriyama	General Manager, Nagoya Office
	Hiroshi Tada	Chairman for the Americas
	Motokazu Yoshida	Chief Operating Officer, Motor Vehicles, Marine & Aerospace Business Unit
	Yoshiyuki Kagawa	Chief Operating Officer, Energy Business Unit

Senior Managing	Yasunori Yokote	General Representative of Mitsui & Co., Ltd., in Indonesia
Officers	Yoshiyuki Izawa	Chief Operating Officer, Information Business Unit
	Osamu Mori	Chief Operating Officer, Financial Markets Business Unit
	Motohiro Yano	Chief Operating Officer, Inorganic Chemicals Unit
	Kazuya Imai	Responsible for Corporate Risk Management and Business Re-Engineering
	Toshihiro Soejima	General Manager, Corporate Planning & Strategy Division
	Satoru Miura	Chief Operating Officer, Iron & Steel Products Unit

Title	Name	Principal Position and Areas of Operation

Managing Officers	Junichi Masuda	Chief Operating Officer, Transportation Logistics Unit, Business Re-Engineering
	Masayoshi Sato	Chief Operating Officer, Foods Unit
	Kenji Dewa	Chief Operating Officer, Petrochemicals Unit
	Michio Matsuda	Chief Operating Officer, Telecommunications, Transportation & Industrial Systems Business Unit
	Takeshi Ohyama	General Manager, Personnel Division
	Takao Sunami	General Manager, Fukuoka Office
	Hirokazu Mizukami	Chief Operating Officer, Retail Unit
	Ken Abe	General Manager, Iron & Steel Raw Materials Unit
	Junichi Matsumoto	Deputy General Representative of Mitsui & Co., Ltd., in China
	Kazuo Tasaka	Chief Operating Officer, Non-Ferrous Metals Unit
	Shunichi Miyazaki	General Manager, Consumer Products & Services Administrative Division
	Shinjiro Ogawa	General Manager, Machinery, Electronics & Information Administrative Division
	Toshimasa Furukawa	Chairman, Mitsui & Co., (Taiwan) Ltd.
	Akio Ikeda	Chief Operating Officer, General Merchandise Unit
	Hiroshi Ito	Chief Operating Officer, Service Business Unit
	Jitsuro Terashima	President, Mitsui Global Strategic Studies Institute
	Motonori Murakami	General Manager, General Accounting Division

     Note: *Concurrently serving as a director.

Balance Sheets
(March 31 and September 30, 2003)

	(Millions of Yen)

	September 30,	March 31,
	2003	2003

ASSETS
CURRENT ASSETS:
Cash and Time Deposits	¥367,536	¥494,905
Notes Receivable	231,094	237,983
Accounts Receivable, Trade	1,186,819	1,210,189
Securities	127,411	38,194
Inventories	175,655	182,281
Advances to Suppliers	31,385	37,733
Deferred Tax Assets—Current	14,300	18,358
Other	393,398	342,692
Allowance for Doubtful Receivables	(13,860)	(14,450)

Total Current Assets	2,513,741	2,547,889
NON-CURRENT ASSETS:
Tangible Assets (Net)	126,935	133,586
Intangible Assets	18,521	16,768
Investments and Other Assets:	1,484,380	1,449,354
Investments in Securities	1,054,617	943,808
Long-Term Loans Receivable	151,419	209,994
Deferred Tax Assets—Non-Current	75,027	95,610
Other	349,994	348,113
Allowance for Doubtful Receivables	(146,677)	(148,171)

Total Non-Current Assets	1,629,837	1,599,708

Total Assets	¥4,143,579	¥4,147,598

	(Millions of Yen)

	September 30,	March 31,
	2003	2003

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Notes Payable	¥78,057	¥86,036
Accounts Payable, Trade	888,075	941,226
Short-Term Borrowings	361,806	344,999
Commercial Paper	50,000	90,000
Accounts Payable, Other	144,072	161,021
Advances Received from Customers	42,224	41,738
Other	75,290	91,670

Total Current Liabilities	1,639,526	1,756,693
LONG-TERM LIABILITIES:
Debentures and Bonds	570,086	504,086
Long-Term Borrowings	1,175,641	1,174,380
Liability for Retirement Benefits	5,790	5,900
Other	66,052	60,557

Total Long-Term Liabilities	1,817,570	1,744,924

Total Liabilities	3,457,097	3,501,617
SHAREHOLDERS’ EQUITY:
Capital Stock	192,487	192,487
Capital Surplus	218,710	218,708
Retained Earnings	224,950	224,914
Net Unrealized Gain on
Available-for-Sale Securities	51,652	11,087
Treasury Stock	(1,318)	(1,216)

Total Shareholders’ Equity	686,482	645,980

Total Liabilities and Shareholders’ Equity	¥4,143,579	¥4,147,598

Notes: 1.	Figures are rounded down to the nearest million yen.
2.	For the interim period under review, the amounts of the items listed below were as follows:
	1)	Accumulated depreciation of tangible assets: ¥105,423 million
	2)	Assets pledged as security: ¥75,127 million
	3)	Guarantees and contingent liabilities:
(1) Guarantees: ¥1,039,818 million (including ¥153,112 million of commitments and other letters similar to guarantees)
(2) Notes receivable discounted: ¥53,697 million

Statements of Income
(Six-month periods ended September 30, 2003 and 2002)

	(Millions of Yen)

	Six-Month Period Ended		Six-Month Period Ended
	September 30, 2003		September 30, 2002

ORDINARY INCOME AND EXPENSES:
Operating Income and Expenses:
Sales		¥4,908,778		¥4,433,304
Cost of Sales	4,802,089		4,329,467

Gross Profit		106,689		103,836
Selling, General and Administrative Expenses	97,933		94,156

Operating Profit		8,755		9,679
Non-Operating Income and Expenses:
Non-Operating Income:
Interest Received		7,721		11,579
Dividends Received		29,191		24,734
Other		3,229		2,371

Total Non-Operating Income		40,142		38,684
Non-Operating Expenses:
Interest Paid	7,068		11,778
Other	4,313		7,033

Total Non-Operating Expenses	11,381		18,812

Ordinary Profit		37,516		29,552
EXTRAORDINARY GAINS AND LOSSES:
Extraordinary Gains:
Gain on Sales of Tangible Assets		478		63
Gain on Sales of Investments in Securities		13,422		9,724

Total Extraordinary Gains		13,901		9,787
Extraordinary Losses:
Loss on Disposal of Tangible Assets	620		304
Loss on Devaluation of Tangible Assets	3,426		—
Loss on Sales of Investments in Securities	242		136
Loss on Devaluation of Investments in Securities	20,399		26,052
Provision for Doubtful Receivables from Subsidiaries and Associated Companies	16,749		12,992

Total Extraordinary Losses	41,437		39,485

Income before Income Taxes
Loss before Income Taxes		9,980		145
Income Taxes-Current	6,404		6,408
Income Taxes-Deferred		2,821		15,061

Net Income		6,397		8,506
Unappropriated Retained Earnings at Beginning of Period		136		2,730

Unappropriated Retained Earnings at End of Period		¥6,534		¥11,237

     Notes: 1. Figures are rounded down to the nearest million yen.
                 2. Net income per share for the interim period under review: ¥4.04

Results of Operations (Consolidated Basis)

Total Trading Transactions

The Company’s consolidated total trading transactions rose ¥490.9 billion, or 9.0% year on year, to ¥5,949.9 billion, for the interim period under review. This increase was due to higher levels of transactions in the Machinery, Electronics & Information segment, where industrial plant exports and shipping reported strong performances; the Energy segment, where the volume of LNG handled expanded; the Chemical segment, where markets for petrochemicals were firm; and other areas.

Profits

Revenue—gross trading profit increased ¥18.9 billion year on year, to ¥293.6 billion, supported principally by higher transactions in the Chemical and Machinery, Electronics & Information segments. Operating income rose ¥2.6 billion year on year, to ¥50.2 billion, as the Company reported lower provisions for doubtful receivables to provide for country risk and aircraft-related assets but also recorded higher SG&A expenses, owing to higher employee severance costs and other expenses related to newly consolidated subsidiaries.

     Among other income and expense items, miscellaneous expenses rose due to payments for the settlement of antitrust lawsuits in the United States and other costs. However, net financial income and expenses showed improvement, net gains on the sale of securities increased, and net valuation losses on securities declined. As a result of these factors, other loss—net showed an improvement of ¥1.8 billion, to ¥11.5 billion.

     Equity in earnings of associated companies—net (after income tax effect) expanded ¥4.3 billion, to ¥16.1 billion. Although contributions to equity in earnings of overseas food product related companies declined, equity in earnings of associated companies in the energy and metal resources fields remained strong. In addition, write-downs of goodwill accompanying the decline in stock prices that were reported as a temporary factor in the same interim period of the previous year related to investments in associated domestic companies were absent from the results for the interim period under review, thus also contributing to improvement in profitability.

     As a result of these factors, and after deducting a loss from discontinued operations amounting to ¥1.0 billion and the loss resulting from the cumulative effect of applying SFAS No. 143, “Accounting for Asset Retirement Obligations” of ¥2.3 billion, net income for the interim period under review rose ¥1.0 billion year on year, to ¥25.8 billion.

Condensed Consolidated Financial Statements

Condensed Consolidated Balance Sheets
(March 31 and September 30, 2003)

	(Millions of Yen)

	September 30,
	2003	March 31,
	(Unaudited)	2003

ASSETS
Current Assets:
Cash and Cash Equivalents	¥662,963	¥694,813
Time Deposits and Marketable Securities	99,605	102,189
Trade Receivables, Less Allowance for Doubtful Receivables	2,162,599	2,231,374
Inventories	480,038	488,672
Other Current Assets	323,066	314,696

Total Current Assets	3,728,271	3,831,744

Investments and Non-Current Receivables	1,881,900	1,884,766
Property and Equipment at Cost, Less Accumulated Depreciation	582,071	570,927
Other Assets	278,751	253,083

Total	¥6,470,993	¥6,540,520

	(Millions of Yen)

	September 30,
	2003	March 31,
	(Unaudited)	2003

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Short-Term Debt and Current Maturities of Long-Term Debt	¥1,002,193	¥1,107,944
Trade Payables	1,561,506	1,618,781
Other Current Liabilities	302,669	298,605

Total Current Liabilities	2,866,368	3,025,330
Long-Term Debt, Less Current Maturities	2,516,513	2,500,470
Other Liabilities and Minority Interests	172,894	152,573

Shareholders’ Equity:
Common Stock	192,487	192,487
Capital Surplus	287,758	287,756
Retained Earnings	549,915	530,420
Accumulated Other Comprehensive Income (Loss)	(113,439)	(147,138)
Treasury Common Stock, at Cost	(1,503)	(1,378)

Total Shareholders’ Equity	915,218	862,147

Total	¥6,470,993	¥6,540,520

Note:	The Company and its subsidiaries changed their policy concerning which items are treated as cash equivalents on April 1, 2003. In relation to this change, the figures as of March 31, 2003 have been restated.

Condensed Consolidated Statements of Income (Unaudited)
(Six-month periods ended September 30, 2003 and 2002)

	(Millions of Yen)

	Six-Month	Six-Month
	Period Ended	Period Ended
	September 30,	September 30,
	2003	2002

Total Trading Transactions	¥5,949,940	¥5,459,070
Revenue—Gross Trading Profit	¥293,592	¥274,674
Expenses	(243,385)	(227,024)

Operating Income	50,207	47,650
Other Loss—Net	(11,456)	(13,221)

Income from Continuing Operations before Income Taxes, Minority Interests and Equity in Earnings	38,751	34,429
Income Taxes	(22,163)	(15,290)

Income from Continuing Operations before Minority Interests and Equity in Earnings	16,588	19,139
Minority Interests in Earnings of Subsidiaries	(3,576)	(2,327)
Equity in Earnings of Associated Companies—Net (After Income Tax Effect)	16,096	11,812

Income from Continuing Operations	29,108	28,624
Loss from Discontinued Operations—Net (After Income Tax Effect)	(1,001)	(3,835)
Cumulative Effect of Change in Accounting Principle (After Income Tax Effect)	(2,285)	—

Net Income	¥25,822	¥24,789

Notes: 1.	Total trading transactions and operating income have been presented according to Japanese accounting practices for the convenience of Japanese investors.
Total trading transactions represents the gross transaction volume or the nominal aggregate value of the sales contracts in which the Company and its subsidiaries act as principal and transactions in which the Company and its subsidiaries serve as agent.
2.	In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the figures for the six-month period ended September 30, 2002 relating to discontinued operations have been reclassified.
3.	In consideration of a consensus relating to the presentation of gains and losses on derivative instruments held for trading purposes by the Emerging Issues Task Force under U.S. GAAP, all gains and losses on forward contracts held by certain foreign subsidiaries for trading purposes for crude oil and oil products, which are also derivatives, are shown net in total trading transactions effective April 1, 2003. In relation to this change, the figures for the six-month period ended September 30, 2002 have been restated.
4.	On April 1, 2003, the Company and its subsidiaries adopted SFAS No. 143, “Accounting for Asset Retirement Obligations.” The Company and its subsidiaries recognized the cumulative effect of initially applying SFAS No. 143 as a separate line item in the Statements of Consolidated Income under “Cumulative Effect of Change in Accounting Principle (After Income Tax Effect),” which represents the difference between the amounts recognized in the Consolidated Balance Sheets prior to the application of SFAS No. 143 and the net amount that is recognized in the Consolidated Balance Sheets pursuant to the provisions of SFAS No. 143 for the asset retirement obligations and related costs as of April 1, 2003.

Condensed Consolidated Statements of Cash Flows (Unaudited)
(Six-month periods ended September 30, 2003 and 2002)

	(Millions of Yen)

	Six-Month	Six-Month
	Period Ended	Period Ended
	September 30,	September 30,
	2003	2002

Operating Activities:
Net Income	¥25,822	¥24,789
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities Loss from Discontinued Operations—Net (After Income Tax Effect)	1,001	3,835
Cumulative Effect of Change in Accounting Principle (After Income Tax Effect)	2,285	—
Depreciation and Amortization	27,259	27,425
Provision for Doubtful Receivables	3,608	6,263
Equity in Earnings of Associated Companies, Less Dividends Received	(9,291)	(5,888)
Deferred Income Taxes	3,263	(7,178)
Net (Gain) Loss on Securities	(4,502)	2,114
Net Loss on Fixed Assets	13,550	14,224
Changes in Operating Assets and Liabilities	39,290	8,058

Net Cash Provided by Operating Activities	102,285	73,642

Investing Activities:
Net Decrease in Time Deposits	1,603	43,842
Investments in and Advances to Associated Companies	(81,843)	(25,904)
Net Decrease in Other Investments	7,072	27,065
Net Decrease in Long-Term Loan Receivables	19,027	8,293
Changes in Property Leased to Others and Property and Equipment, Net	(36,186)	(7,928)

Net Cash (Used in) Provided by Investing Activities	(90,327)	45,368

Financing Activities:
Net Decrease in Short-Term Debt	(142,602)	(9,304)
Net Proceeds from Long-Term Debt	112,456	1,127
Net Purchases of Treasury Stock	(99)	(291)
Payment of Cash Dividends	(6,327)	(6,334)

Net Cash Used in Financing Activities	(36,572)	(14,802)

Effect of Exchange Rate Changes on Cash and Cash Equivalents	(7,236)	(7,266)

Net (Decrease) Increase in Cash and Cash Equivalents	(31,850)	96,942
Cash and Cash Equivalents at Beginning of Period	694,813	633,583

Cash and Cash Equivalents at End of Period	¥662,963	¥730,525

Notes: 1.	In accordance with SFAS No. 144, the figures for the six-month period ended September 30, 2002 relating to discontinued operations have been reclassified.
2.	The Company and its subsidiaries changed their policy concerning which items are treated as cash equivalents on April 1, 2003. In relation to this change, the figures for the six-month period ended September 30, 2002 have been restated.

Operating Segment Information (Unaudited)

The Company allocates its resources and evaluated performance by operating group, defined based on the nature of products and services transacted by the Head Office and other considerations, with domestic and overseas branches and offices and overseas trading subsidiaries as management units. These management units are then classified into five product segments (classification units) and four geographical segments (classification units).

Six-month period ended September 30, 2003

	(Millions of Yen)

	Metal Products	Machinery,			Consumer
	&	Electronics &			Products &
	Minerals	Information	Chemical	Energy	Services

Total Trading Transactions
External Customers	¥856,920	¥1,199,853	¥610,307	¥598,397	¥1,041,747
Intersegment	147,506	78,987	192,119	54,172	59,385

Total	¥1,004,426	¥1,278,840	¥802,426	¥652,569	¥1,101,132

Revenue—Gross Trading Profit	¥37,186	¥63,297	¥39,275	¥24,848	¥54,708
Operating Income (Loss)	13,952	10,741	14,093	9,005	9,200
Net Income (Loss)	9,888	9,063	5,608	10,201	5,227
Total Assets as of September 30, 2003	¥976,425	¥1,207,147	¥504,838	¥493,116	¥893,033

	Domestic			Other	Corporate
	Branches			Overseas	and	Consolidated
	and Offices	Americas	Europe	Areas	Eliminations	Total

Total Trading Transactions
External Customers	¥729,126	¥422,614	¥170,808	¥301,027	¥19,141	¥5,949,940
Intersegment	120,151	229,268	155,341	384,978	(1,421,907)	—

Total	¥849,277	¥651,882	¥326,149	¥686,005	¥(1,402,766)	¥5,949,940

Revenue—Gross Trading Profit	¥19,757	¥20,905	¥9,121	¥11,594	¥12,901	¥293,592
Operating Income (Loss)	4,285	4,465	979	(777)	(15,736)	50,207
Net Income (Loss)	6,369	(112)	444	3,993	(24,859)	25,822
Total Assets as of September 30, 2003	¥454,063	¥388,981	¥213,527	¥215,278	¥1,124,585	¥6,470,993

Six-month period ended September 30, 2002

	(Millions of Yen)

	Metal Products	Machinery,			Consumer
	&	Electronics &			Products &
	Minerals	Information	Chemical	Energy	Services

Total Trading Transactions
External Customers	¥805,633	¥1,027,679	¥523,214	¥481,415	¥1,021,135
Intersegment	127,526	89,459	152,891	32,625	63,507

Total	¥933,159	¥1,117,138	¥676,105	¥514,040	¥1,084,642

Revenue—Gross Trading Profit	¥34,458	¥54,404	¥27,933	¥27,364	¥50,439
Operating Income (Loss)	12,451	518	6,003	13,809	9,799
Net Income (Loss)	7,239	(8,723)	(1,590)	13,144	4,222
Total Assets as of September 30, 2002	¥904,886	¥1,308,144	¥451,808	¥455,210	¥821,667

	Domestic			Other	Corporate
	Branches			Overseas	and	Consolidated
	and Offices	Americas	Europe	Areas	Eliminations	Total

Total Trading Transactions
External Customers	¥738,730	¥370,294	¥179,101	¥292,482	¥19,387	¥5,459,070
Intersegment	117,942	233,522	101,824	389,248	(1,308,544)	—

Total	¥856,672	¥603,816	¥280,925	¥681,730	¥(1,289,157)	¥5,459,070

Revenue—Gross Trading Profit	¥20,849	¥22,342	¥11,235	¥11,605	¥14,045	¥274,674
Operating Income (Loss)	2,095	5,562	2,309	(1,116)	(3,780)	47,650
Net Income (Loss)	3,510	2,351	1,371	3,123	142	24,789
Total Assets as of September 30, 2002	¥485,830	¥417,393	¥260,422	¥233,592	¥1,058,760	¥6,397,712

Notes: 1.	In accordance with SFAS No. 144, the figures for the six-month period ended September 30, 2002 relating to discontinued operations have been reclassified. The reclassifications to “Loss from Discontinued Operations—Net (After Income Tax Effect)” are included in “Corporate and Eliminations.”
2.	“Corporate and Eliminations” includes items pertaining to the Headquarters and companies affiliated with the Headquarters and items not allocated to the segments. Net loss of “Corporate and Eliminations” for the six-month period ended September 30, 2003 includes ¥6,049 million in pension-related costs and ¥7,761 million in impairment losses of long-lived assets (all amounts are after income tax effects).
3.	Total assets of “Corporate and Eliminations” at September 30, 2003 and 2002 include corporate assets, consisting primarily of cash and cash equivalents and time deposits maintained with regard to corporate finance activities and assets of certain subsidiaries operating with corporate departments.
4.	Transfers between operating segments are made at cost plus a markup.
5.	All gains and losses on forward contracts held by certain foreign subsidiaries for trading purposes for crude oil and oil products, which are also derivatives, are shown net in total trading transactions effective April 1, 2003. In relation to this change, the figures for six-month period ended September 30, 2002 have been restated.

Shareholder Information

MITSUI & CO., LTD.:	2-1, Ohtemachi 1-chome, Chiyoda-ku,
Tokyo 100-0004, Japan
Tel.: (03) 3285-1111
Web site: http//www.mitsui.co.jp
Fiscal Year-End Date:	March 31
Record Date for Voting Rights:	March 31
Record Date for Cash Dividends
(Interim Period):	September 30
Annual General Meeting of Shareholders:	June
Transfer Agent:	The Chuo Mitsui Trust & Banking Co., Ltd.
33-1, Shiba 3-chome, Minato-ku,
Tokyo 105-0014, Japan
Transfer Office:	The Chuo Mitsui Trust & Banking Co., Ltd.
Stock Transfer Agency Division
8-4, Izumi 2-chome, Suginami-ku,
Tokyo 168-0063, Japan
Tel.: (03) 3323-7111
Secondary Transfer Office:	The Chuo Mitsui Trust & Banking Co., Ltd.
Branch offices nationwide
Japan Securities Agents, Ltd., headquarters and branch offices
Stock Exchanges:	Tokyo, Osaka, Nagoya, Sapporo, Fukuoka